UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

00461U105

(CUSIP Number)

Moshe Arkin

6 Hachoshlim Street, Bldg. c

Herzliya 46724, Israel

Telephone: 972-9-788-3330

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00461U105

1	NAME OF REPORTING PERSON

M. Arkin (1999) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,319,750
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,319,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,319,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 00461U105

1	NAME OF REPORTING PERSON

Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,319,750
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,319,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,319,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 00461U105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.00001 par value (the “Shares”), of Aclaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 640 Lee Road, Suite 200, Wayne, PA 19087.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	M. Arkin (1999) Ltd., an Israeli limited company (the “1999 Company”); and
(ii)	Moshe Arkin, as the Chairman and sole shareholder of the 1999 Company;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 6 Hachoshlim Street, Bldg. C, Herzliya 46724, Israel.

(c)       The principal business of the 1999 Company is to manage the capital of its shareholder. The principal business of Mr. Arkin is serving as the Chairman of the Board of Arkin Holdings, which is also located at 6 Hachoshlim St., Bldg. C, Herzliya 46724, Israel. The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The 1999 Company is organized under the laws of the State of Israel and Mr. Arkin is a Citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the 1999 Company were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,319,750 Shares beneficially owned by the 1999 Company is approximately $3,597,174, including brokerage commissions.

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CUSIP NO. 00461U105

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, an acquisition of the Issuer or certain of the Issuer’s businesses or assets and may enter into discussions with the Issuer regarding the foregoing.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,368,224 Shares outstanding as of August 5, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

A.	The 1999 Company
(a)	As of the close of business on October 15, 2019, the 1999 Company directly beneficially owned 3,319,750 Shares.

Percentage: Approximately 8.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,319,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,319,750
(c)	The transactions in the Shares by the 1999 Company during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
5

CUSIP NO. 00461U105

B.	Mr. Arkin
(a)	As the Chairman and sole shareholder of the 1999 Company, Mr. Arkin may be deemed to beneficially own the 3,319,750 Shares owned by the 1999 Company.

Percentage: Approximately 8.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,319,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,319,750
(c)	Mr. Arkin has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by the 1999 Company during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the 1999 Company. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 15, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between M. Arkin (1999) Ltd. and Moshe Arkin, dated October 15, 2019.

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CUSIP NO. 00461U105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2019

M. Arkin (1999) Ltd.

By:	/s/ Moshe Arkin
	Name:	Moshe Arkin
	Title:	Chairman

/s/ Moshe Arkin
Moshe Arkin

7

CUSIP NO. 00461U105

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

M. Arkin (1999) Ltd.

Purchase of Common Stock	603,009	0.9770	09/06/2019
Purchase of Common Stock	78,044	0.9960	09/09/2019
Purchase of Common Stock	77,780	1.0290	09/13/2019
Sale of Common Stock	(146,151)	1.9900	09/17/2019
Purchase of Common Stock	370,344	1.0300	10/02/2019
Purchase of Common Stock	1,117,748	1.0320	10/03/2019
Purchase of Common Stock	19,547	1.0760	10/04/2019
Purchase of Common Stock	758,600	1.1490	10/07/2019
Purchase of Common Stock	18,436	1.1500	10/08/2019
Purchase of Common Stock	58,954	1.1500	10/09/2019
Purchase of Common Stock	208,353	1.1570	10/10/2019
Purchase of Common Stock	155,086	1.4470	10/15/2019